Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

The following excerpts include statements made by James P. Gorman (Morgan Stanley’s Chairman and CEO) and Jonathan M. Pruzan (Morgan Stanley’s CFO, Head of Corporate Strategy and Executive Vice President) during a Morgan Stanley Earnings Conference Call held on July 16, 2020:

James P. Gorman

•	In Wealth Management, despite the impact of rates on net interest income and some integration costs relating to E*TRADE, our margin was over 24 percent. We saw clients continue to consolidate assets with our advisers, deposit growth and loan growth

•	Let's turn to E*TRADE. I remain as confident, if not more so, about the strategic benefit to Morgan Stanley from this transaction. Among many positives it delivers, it gives us strong digital capabilities, a platform for international expansion, a world-class workplace business and will further enhance our CET1 ratio

Jonathan M. Pruzan

•	The Solium integration and execution of our Morgan Stanley at Work strategy are on track and are important precursors to our integration of E*TRADE. We continue to add new corporate clients, approximately 180 this year and 525 since the announcement of the Solium acquisition. We continue to prepare for the expected closing of the E*TRADE deal in the fourth quarter and have started to incur expenses in advance of the closing. Excluding these integration and acquisition-related costs in the second quarter, the margin would have been over 25 percent. These integration and acquisition-related expenses will likely erode the margin by 50 to 100 basis points this quarter as well. After we close E*TRADE, these integration costs will be more substantial, and we will provide further breakout at that time

Q&A

•	Brennan Hawken: And just a quick note that like the DFAST results, recent results, certainly reflect the improvements and the resilience that you guys have made in the model, and that must be a nice affirmation to – for all the hard work you've been putting in. So congrats on that. When we think about the Wealth Management business and the pretax margin, how should we think about – is it just backing out the $425 million DCP from both revenue and comp? And would that result then in the sort of core pretax margin being demonstrably higher? And is it fair to say that just maybe the headwinds from the environment were not quite as profound as you anticipated, and profitability in this business is going to be better as far as the outlook? Or is it not that simple?

o	James Gorman: It's sort of that simple. Firstly, thank you for your kind comments. To address the broader with the DFAST, SCB numbers and these results and the upcoming closing on E*TRADE, assuming the shareholder vote happens, which is imminent, which I expect it will, I clearly feel that we are at a different inflection point that we've been building towards for many years. So these results affirm that, and I'm sure we'll talk more about.

o	On Wealth Management, I mean, you can do, Brennan, obviously, you can do the math on the DCP, which basically nets revenue against comp expense. The Wealth Management margins, the material change in those margins was the net interest income, the change in rates. And as we move to 0 rates now, you can have a view rates will be permanently 0. In which case, we'll have to do other things to enhance that business.

o	By the way, E*TRADE operates with margins around 40 percent, 45 percent at the moment. So with some of the restructuring that we'll be doing, putting those 2 businesses together, there clearly is margin enhancement opportunity just from that trade alone. But in the last few months, we had low market prices at the points where we price the fee income. That's obviously improved. We had a little bit of a rush of activity, but we had not nearly as much because our clients are very stable and very fee-based.

o	So in the wealth business, what I look at is the fundamentals: Assets are growing, flows are growing. Fee-based flows are growing. Loan book is growing. Deposits are growing. Adviser attrition is basically 0. We're attracting net advisers. We're consolidating E*TRADE. We're opening up some international growth platforms. We've got a lot of opportunity to make the business more efficient and more technology-driven, and interest rates will look after themselves at some point. So I remain extremely optimistic about the business.

•	Glenn Schorr: Well, then that brings a good follow-up is, now that the Fed has realized what you and many others thought about your excess capital position, you've mentioned in the past about using some of it to augment the franchise and asset management. But let's say the shackles come off sometime next year. It doesn't matter when. What's your thought process around deploying capital? Are there places to meaningfully deploy capital across the markets franchise? Or is the plan the same: Use it to augment asset management, return the rest? Like how are you thinking about the excess capital now that the Fed finally agrees?

o	James Gorman: Yes, I don't think this is either this or that. We're in a great position now. We've got, under the SCB, about 200 basis points of excess capital. We'll pick up – Jon's saying it's actually...

o	Jonathan Pruzan: 300.

o	James Gorman: 300. I'm sorry. I shortchanged us by 100 basis points. Who knew that could happen. We've got – the CET1 will be enhanced further by the E*TRADE closure. And obviously, it's not at that level, but it's still additive to our capital base. If we come in with an SCB shortfall, we'd be looking at doing things with the RWAs in the business.

o	There'd be more pressure on that. We don't have that pressure. So the share gains that we picked up, we can maintain or even enhance. And strategically, we'll look across the trading franchise, not to go gangbusters on that. But are there opportunities where we can continue to pick up share? Possibly. We're certainly open to that. In asset management, as you know, we've talked about this for a number of years because where – our asset management franchise, as I said, our numbers have gone from beginning of 2019, I think they're at $480 billion. We're over $630 billion, $640 billion now, attracting really good flows. The platform is building out well. We'd love to augment that. So that's a clear intent.

o	Wealth Management, we did it with E*TRADE. So the opportunity to use capital are 4: one, around further balance sheet expansion, if we want to do that. And our bias is to be conservative, to be fair. We don't – but the good news is we're not going to have to restructure or shrink our business because of some capital shortfall. So number one.

o	Number two, asset management transactions; number three, just investment in our platform and our technology to continue to modernize Morgan Stanley; number four, our dividend, we're paying out about $0.35 a quarter, which is about 2 – a bit over $2 billion annually. We made, in the first half of this year, about $5 billion.

o	So we've covered almost 2.5 years of dividends in the first half of this year. So our dividend coverage is very comfortable. I would love to expand the dividend in time. I've always said I think we should pay out effectively what we make in Wealth Management as dividend and think of that as a yield stock and think of the institutional business as a growth stock. So that's coming. And obviously, getting back on the buyback train. We've still got – we've got 1.5 billion and a change of shares outstanding. We started this at about 2 billion. We'd like to continue to drive that number down. We don't want to sit on this capital and not put it to work for shareholders. We want to put it to work.

•	Michael Carrier: First, it seems like forever ago, but just how are you thinking about some of the strategic initiatives that you highlighted at the start of the year, just given the current environment? Obviously, a lot of puts and takes and how is still uncertain, but just an update would be helpful

o	James Gorman: The Wealth Management one, that's more challenged because we did not expect to go to effectively 0 interest rates at the beginning of the year. That said, even with this environment and with the pretty lousy print at the start of the quarter, and with some of the integration costs that are coming from E*TRADE built in, they still hit margins of over 24 percent.

o	Jonathan Pruzan: And the only other observation I would make is that when we laid out those goals, we hadn't announced the E*TRADE transaction yet either. So we're going to – I think the course of the rest of the year and getting the deal closed and seeing where we end up. And then when we come back in January, I'm sure we'll update you on what we're seeing and how we feel about those goals.

•	Michael Carrier: OK. Makes sense. And just a quick follow-up on E*TRADE. Just given a lot of the industry changes in wealth and online banking, you guys mentioned in providing you with online brokerage and like the corporate platform. Just how are you thinking about like the online banking kind of aspect, in addition to that, the RIA custody platform as well?

o	James Gorman: The online banking is clearly additive. Building out digital banking across our millions of households and our Wealth Management, using the E*TRADE platform for that, clearly additive. The other question was, I think, the RIA platform. Early days, but I've always – that's a decent business model. It just isn't one that we've had.

o	Now we've got an opportunity with it through E*TRADE. And I like – why not, right? That's an opportunity for us to pursue. But it's very early days. It's a tiny business for them. Our major – obviously, the elephant is our core advisory business, and that's not going to be disrupted, but we'll take a look at the RIA stuff as we get into it next year.

o	Jonathan Pruzan: Yes. And I would just add that the E*TRADE has performed exceptionally well during this period, sort of validated many of the reasons why we're so excited about during the transaction. Customer activity levels are at record highs, exceptional net new asset and account growth. At this point through their public disclosures through May, they've sort of outperformed on new assets and clients sort of all of last year. The plant has held up very well. The technology is excellent. They've had no hard outages. And all of the reasons why we bought the company, I think, have been enhanced and validated through this period.

•	Andrew Lim: Great results. I just thought that if you could talk a bit more about your E*TRADE ambitions? I know, obviously, the numbers and your targets are going to be disclosed later. But strategically, can you just talk more specifically about what you hope to achieve with the integration in terms of like maybe like ambitions on the revenue synergy front? Or was it mainly just like a scale gain, obviously, the big you are in asset and wealth management, plus efficiencies you get?

o	James Gorman: Well, I will touch briefly on the strategic rationale of E*TRADE. We did that earlier this year, but I'll repeat that. And Jon, I'm sure, will have a crystal ball on what the second half is going to look like versus the second half of last year. I'd be interested to hear his crystal ball because we're all kind of curious how it's going to unfold. But I will say I'm very comfortable with Morgan Stanley as an institution through the second half of this year. We have many, many businesses and much of our revenues that are not driven by the volatile trading activity. So anyway, I'll let Jon handle that one

o	Just quickly on E*TRADE, Andrew. As you know, and I think, as we said very clearly at the time, it makes us, I think, the largest player in the workplace sector in this country, which is the third channel for client acquisition behind some sort of advisory, personal interaction and digital. It makes us the second or third largest player in the digital space, and we're the first or largest player in the core advisory space.

o	So we're in all 3 channels. It diversifies our revenues as an institution by adding $3 billion of revenue. It improves our CET1 ratio. It gives us a platform to take digitally, internationally. It creates an opportunity for us to build the digital bank across our Wealth Management business. They have a small RIA platform, which I mentioned, which is interesting. We have obviously some expense consolidation across the 2 platforms. They have a terrific brand for a younger generation of investors. They have a terrific brand for more active trader investors and options trading investors, which we're excited about.

o	So there are a long line of things that make this attractive. And the test was how do they hold up in this period of incredible volatility. And as Jon just said, they held up extraordinarily well. They've attracted hundreds of thousands of new accounts. But with that has come real money, not just kids playing. This is real stuff.

o	They've brought in billions of dollars of net new assets and deposits, and their platform has remained very stable. So that is the E*TRADE story. It's a continuing evolution of the Morgan Stanley strategy and a nod to the fact that having stronger digital capability across our Wealth Management business is critical and a nod to the fact that we're interested in expanding internationally.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that includes a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406
investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise is contained in the amended proxy statement/prospectus filed by Morgan Stanley with the SEC on May 20, 2020 and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on April 3, 2020. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 24, 2020. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the amended proxy statement/prospectus filed by Morgan Stanley with the SEC on May 20, 2020 and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation
This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-

looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks described in the amended proxy statement/prospectus on Form S-4 filed by Morgan Stanley with the SEC on May 20, 2020, as may be amended in the future, available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, are more fully discussed in the amended proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC on May 20, 2020, as may be amended in the future, in connection with the proposed acquisition. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4, as may be amended in the future, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.